Exhibit 24(b)(4.42):  Endorsement E-OPEASE-15

Voya Retirement Insurance and Annuity Company

ENDORSEMENT

The Contract or Certificate, whichever is applicable is hereby endorsed as follows:

1.

Change all references in the Contract and Certificate from "Processing Office," "Opportunity Plus Processing Office," "Opportunity Plus Processing Office in Albany, New York" or "Opportunity Plus Service Center" to "Service Center."

2.	Replace the Service Center address with the following:

PO Box 990065 Hartford, CT 06199-0065

3.	To the extent the section entitled Surrender Fee is shown in Part III of the Contract or Part V of the Certificate, delete this section in its entirety and replace with the following:

Surrender Fee:

The Surrender Fee applies to (i) all amounts withdrawn from the Fixed Account, and (ii) to amounts withdrawn from the Funds and Guaranteed Accumulation Account only if such amounts were attributable to amounts held in the Fixed Account at any time. Amounts will be withdrawn proportionately from amounts that are subject to a Surrender Fee and amounts that are not subject to a Surrender Fee.

For each surrender from an Individual Account, the Surrender Fee will vary according to the number of years since the Individual Account was established.

For amounts withdrawn from the Fixed Account and the variable investment options that are subject to a Surrender Fee, the Surrender Fee will be a percentage of the amount withdrawn in accordance with the table below:

Number of Years Since Individual Account Established	Surrender Fee

Less than 5 5 or more but less than 7 7 or more but less than 9 9 or more but less than 10 10 or more	5% 4% 3% 2% 0%

For amounts withdrawn from the Guaranteed Accumulation Account (GAA) that are subject to a Surrender Fee, the Surrender Fee will be a percentage of the amount withdrawn in accordance with the table below:

Number of Years Since Individual Account Established	Surrender Fee

Less than 3 3 or more but less than 4 4 or more but less than 5 5 or more but less than 6 6 or more but less than 7 7 or more	5% 4% 3% 2% 1% 0%

The date used for the establishment of the Individual Account for a Participant for purposes of the tables above is the earliest date used for establishment of the Participant's Employee Pre-Tax Account, Employer Account or the Employee Roth Account. All references in the Contract, Certificate and any endorsements to the computation of the Surrender Fee based on Purchase Payment Cycles are hereby deleted and no longer apply.

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No Surrender Fee is deducted from any portion of the Individual Account which is paid:

(a)	At the death of a Participant before Annuity payments start;

(b)	As a premium for an Annuity for a Participant under this Contract;

(c)	After a Participant has reached age 59 1/2 and 9 or more years have elapsed since the Individual Account was established;

(d)

For an amount equal to or less than 10% of the Current Value, as part of the first partial surrender request in a calendar year for a Participant who is at least age 59 1/2 and less than 70 1/2. The Current Value is calculated as of the date the partial surrender request is received in good order at the Company's Home Office. Any outstanding loans from the Contract are excluded when calculating the Current Value. This provision does not apply to partial surrenders due to loan defaults made from the Contract and does not apply to full surrender requests;

(e)	When the Current Value is $5,000 or less and no surrenders have been taken from the Contract within the prior 12 months;

(f)	Due to the Participant's disability as defined by the Internal Revenue Code;

(g)	As a result of a Participant's financial hardship as defined by the Internal Revenue Code;

(h)	Upon a Participant's separation from service;

(i)	As a distribution under a systematic distribution option (SDO);

(j)

Due to the transfer or exchange of the Individual Account value to another contract issued by the Company for the Plan, subject to various conditions established by the Company; provided that the right to cancel under the new Contract is not exercised. We will treat exercise of the right to cancel as a reinstatement and any subsequent surrender may then be subject to the Surrender Fee applicable on the date of the surrender; or

(k)

For a transfer or exchange to a Company Code Section 403(b)(7) custodial account, subject to the restrictions set forth in Code Section 403(b)(7)(A)(ii), and subject to various conditions established by the Company.

4.	Delete the definition of "Dollar Cost Averaging" and any references thereto in the Contract and Certificate. The Dollar Cost Averaging program will no longer be available.

5.

The section entitled Distribution Options in Part III of the Contract and Certificate is revised to include the following language applicable to elections of Systematic Distribution Options on and after the effective date of this endorsement:

Systematic Distribution Options (SDO's)

During the accumulation period, the following distribution options are available: the Systematic Withdrawal Option (SWO) or the Estate Conservation Option (ECO). Under these options, Participants may request regularly scheduled, automatic, partial distributions of their Individual Account Current Value.

Withdrawals from the Individual Account Current Value for an SDO are taken proportionately from each investment option in which the account is invested or as otherwise allowed. No Surrender Fee applies to amounts distributed under a systematic distribution option. An MVA may apply to amounts withdrawn from the GA Account.

If applicable, all payments comply with the incidental death benefit test of Code Section 401(a)(9). Any single or joint life expectancy factor(s) used in the calculation of a systematic distribution option will comply with Code Section 401(a)(9) and related regulations and are generally based on the tables associated with that section of the Code.

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To request SWO or ECO, the Participant or beneficiary, as applicable, must complete an election form and forward it to the Service Center. A minimum Individual Account Current Value may be required to elect an SDO. If SWO or ECO is revoked, the Participant or beneficiary may not subsequently elect that option again, nor may the Participant or beneficiary elect another systematic distribution option unless permitted under the Code minimum distribution rules.

The availability of any specific option will be subject to terms and conditions applicable to that option. Availability is also determined by the Plan. The Company reserves the right to discontinue the availability of an SDO option for future election. Payments will, however, continue to Participants who elected the option before the date it is no longer available.

Systematic Withdrawal Option (SWO)

Under SWO, a portion of the Individual Account value is automatically withdrawn and paid to the Participant. Eligibility for SWO will be subject to the terms and conditions of the Company. SWO is not available when a loan is in effect.

The Participant or beneficiary, as applicable, may elect one of the following payment methods:

(a)

Payment of a specified dollar amount annually - The amount distributed may not be more than 20% of the Individual Account Current Value as of the date SWO is elected. The specified amount will be paid unless a larger amount is required under the Code's minimum distribution rules.

(b)

Payment over a specified period - Payments must be over a period of at least five years unless a larger amount is required under the Code's minimum distribution rules. The maximum period allowed is determined by the life expectancy factor. The amount paid each year is the Individual Account Current Value as of December 31 of the prior year divided by the remaining number of payment years.

If amounts are withdrawn from the GA Account, an MVA (see the section entitled Guaranteed Accumulation Account (GA Account) in Part III) will apply to amounts withdrawn under SWO.

Estate Conservation Option (ECO)

Under ECO, a portion of the Individual Account Current Value is automatically withdrawn and paid to the Participant. The earliest date ECO payments may begin is the first day of the calendar year in which the Participant attains age 70 1/2.

When ECO is in effect, the Company will calculate and distribute an amount equal to the minimum distribution required under the Code. Generally, the amount distributed is equal to the Individual Account Current Value as of December 31 of the year prior to the payment year divided by a single or joint life expectancy factor.

If amounts are withdrawn from the GA Account, no MVA applies to amounts withdrawn under ECO.

Life Expectancy Option (LEO) LEO is no longer available for Participants to elect as a distribution option under the Systematic Distribution Options.

6.

For loans effective prior to January 1, 2002, the section entitled Loan Repayment is amended to read as follows with respect to all loan repayments due on or after the effective date of this endorsement:

Loan repayment: Principal and interest must be amortized and repaid quarterly. The repayment period is selected by the Participant. The repayment period for non-residential loans is from one (1) to five (5) years. For residential loans, the repayment period is from one (1) year to twenty (20) years. Once a repayment period has been selected, it cannot be extended; however, a loan may be repaid in full at any time.

The first quarterly payment will be due three months after the Loan Effective Date, with subsequent quarterly payments due in three month intervals or as otherwise mutually agreed to by the Company and the Participant. Payments not received at the Service Center within the grace period (the last day of the quarter following the quarter in which the due date occurred) will be considered in default.

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The principal portion of each loan payment will be allocated among the current investment options in effect when the payment is received.

If the Company receives a payment that is in excess of the billed amount, the excess will be applied to the principal portion of the outstanding loan. Any payment that is less than the billed amount will be returned to the Participant.

7.	For loans effective on or after January 1, 2002, the following changes shall apply.

a.	The section Loan Repayment is amended to read as follows with respect to all loan repayments due on or after the effective date of this endorsement:

Loan repayment: A loan may be repaid in full at any time or as permitted under our standard terms and conditions. Notwithstanding any contrary language in loan agreements executed prior to the effective date of this endorsement, loan repayments from Participants who also participate in an Internal Revenue Code 403(b)(7) custodial account administered by the Company will be allocated among the Participant's current investment options in effect when the loan payment is received, in the same manner as loan repayments from Participants who do not participate in such an account.

b.	The section Loan Default is amended to read as follows with respect to all loan repayments due on or after the effective date of this endorsement:

Loan Default: If the Company does not receive a loan payment at its Service Center before the end of the grace period (the last day of the quarter following the quarter in which the due date occurred), the entire outstanding loan balance will be in default and will be reported to the IRS on IRS Form 1099-R for the year that the default occurred and will be treated as follows:

(1)

If the amount of the vested Individual Account Current Value available for distribution is sufficient to repay (a) the outstanding loan balance plus (b) any applicable Surrender Fee due on the outstanding loan balance, that amount is deducted from the vested Individual Account Current Value; or

(2)

If the amount of the vested Individual Account Current Value available for distribution is not sufficient to repay (a) the outstanding loan balance plus (b) any applicable Surrender Fee due on the outstanding loan balance, the Loan Account will continue to earn interest, and interest will continue to be charged on the defaulted amount until it is repaid in its entirety or until there is a sufficient amount in the Individual Account to repay the total amount due in (a) and (b) above. This will generally be when the Participant reaches age 59 1/2 or separates from service.

The effective date of this Endorsement is [August 10, 2015], or the effective date of the Contract, if later.

/s/ Alain Karaoglan
President Voya Retirement Insurance and Annuity Company

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